Exhibit 99.1

Alpha Tau Medical to Participate in June Investor Conferences

JERUSALEM, May 24, 2023 (GLOBE NEWSWIRE) -- Alpha Tau Medical Ltd. (“Alpha Tau”, or the “Company”) (NASDAQ: DRTS, DRTSW), the developer of the innovative alpha-radiation cancer therapy Alpha DaRT™, today announced that management will participate in the following investor conferences.

Event:	Jefferies Healthcare Conference
Format:	Presentation and 1-on-1 meetings
Date:	Wednesday, June 7
Time:	2:30 p.m. Eastern Time
Location:	New York, NY

Event:	Sidoti Small-Cap Virtual Conference
Format:	Presentation and 1-on-1 meetings
Date:	June 14-15
Location:	Virtual
Registration:	https://www.meetmax.com/sched/event_94441/investor_reg_new.html?attendee_role_id=SIDOTI_INVESTOR

Event:	Citi European Healthcare Conference
Format:	1-on-1 meetings
Date:	Thursday, June 22
Location:	Virtual

About Alpha DaRT™

Alpha DaRT (Diffusing Alpha-emitters Radiation Therapy) is designed to enable highly potent and conformal alpha-irradiation of solid tumors by intratumoral delivery of radium-224 impregnated sources. When the radium decays, its short-lived daughters are released from the sources and disperse while emitting high-energy alpha particles with the goal of destroying the tumor. Since the alpha-emitting atoms diffuse only a short distance, Alpha DaRT aims to mainly affect the tumor, and to spare the healthy tissue around it.

About Alpha Tau Medical, Ltd.

Founded in 2016, Alpha Tau is an Israeli medical device company that focuses on research, development, and potential commercialization of the Alpha DaRT for the treatment of solid tumors. The technology was initially developed by Prof. Itzhak Kelson and Prof. Yona Keisari from Tel Aviv University.

Investor Relations Contact:

IR@alphatau.com